MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

June 19, 2015

Via EDGAR and E-mail

Keith A. Gregory, Senior Counsel

Disclosure Review Office Three

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Protective Variable Annuity Separate Account
Initial Registration Statement on Form N-4 (National Version)
File Nos. 333-201919; 811-08108

Variable Annuity Account A of Protective Life
Initial Registration Statement on Form N-4 (NY Version)
File Nos. 333-201920; 811-08537

Mr. Gregory:

On behalf of Protective Life Insurance Company and Protective Life and Annuity Insurance Company (the “Companies”), and on behalf of Protective Variable Annuity Separate Account and Variable Annuity Account A of Protective Life (the “Accounts”), we are providing responses to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter addressed to outside counsel for the Companies dated March 31, 2015.  We are transmitting this response letter in connection with the filing under the Securities Act of 1933, as amended, of Pre-Effective Amendment No. 1 (the “Amendment”) to each of the above-referenced Form N-4 Registration Statements (“Registration Statements”) for the flexible premium deferred variable and fixed annuity contracts (the “Contracts”).

Each Amendment incorporates changes made in response to comments provided by the Staff.  For the Staff’s convenience, each of the comments is set forth in full below, followed by the Companies’ response.  Acceleration requests from the Company and principal underwriter also accompany each filing.

General Comments

1.              Comment:  Missing Information:  Please confirm that all missing and/or bracketed information, including financial statements, exhibits and other required information, will be included in pre-effective amendments to the registration statements.

Response: The Companies confirm that all missing information, including all exhibits, has been filed in the Amendment to each Registration Statement.

2.              Comment:   EDGAR Series and Class IDs:  Please confirm supplementally that the contract name on the front cover page of each prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

Response: The Companies confirm the EDGAR Series and Class Identifiers for the Protective Variable Annuity II B Series and Protective Variable Annuity NY II B Series have been updated and are the same as the Contract names on the front cover page of each Prospectus.

3.              Comment:  Guarantees and Supports: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the contracts or whether the company will be solely responsible for any benefits or features associated with the contract.

Response: There are no guarantees or support agreements with third parties to support any of either Company’s guarantees under the applicable Contract.  Each Company will be primarily responsible for paying out on any guarantees associated with the applicable Contract.

4.              Comment:  State Variations: Please confirm supplementally that all material state variations to the Contract terms are described in the National Version of the registration statement.

Response: The Companies confirm that all material state variations are described in the National version of the Registration Statement.

5.              Comment:  Conforming Comments: Unless otherwise indicated, please make conforming changes to the New York version of the registration statement, as applicable. Whenever a comment has applicability to more than one registration statement, please identify the registration statement for which changes were made in response to these comments.

Response:  The Companies have made conforming changes to the New York version of the Registration Statement, as applicable.  In these responses, we identify the Registration Statement for which changes were made in response to the comments.

6.              Comment:  Definitions:

a.              Additional Terms: Please consider including the following terms in the Definitions Section: Asset Allocation Models, Commutation, Maximum Anniversary Value Death Benefit, Protective Income Manager Rider, Required Minimum Distribution, Return of Purchase Payments Death Benefit, and SecurePay Rider.

Response:  The Companies respectfully decline adding definitions of the terms specified in the Commission Staff comment to the “Definitions” section of the Prospectus for each of the Contracts.

We note that the term “Commutation” does not appear in the Prospectuses.  The term “commuted value” is defined in the section of the Prospectus (page 68 in the Protective Variable Annuity NY II B Series Prospectus) that discusses a Contract Owner’s ability to surrender variable income payments following annuitization of the Contract, and the calculation of commuted value is explained in Appendix C to the Prospectus (“Explanation of the Variable Income Payment Calculation”).  We believe that including the definition in these sections is more useful for the reader of the Prospectus than requiring the reader to refer back to the definitions section of the Prospectus.

With regard to the other terms specified in the Staff’s comment, we note that each of these concepts is discussed in detail in an appropriate section of the Prospectus.  In our view, it would not be possible to provide a short, and useful, explanation of these concepts in the Definitions section of the Prospectus.

b.              Good Order and Written Notice: Please provide a more specific definition of “Good Order” and “Written Notice”. In addition please consider replacing generic disclosure such as “in a form satisfactory to the Company” with “Good Order,” as appropriate.

Response: In response to the Staff’s comment, we have revised the definition of “Good Order” as follows:

Instructions that we receive at our Administrative Office within the prescribed time limits, if any, specified in the Contract for the transaction requested. The instructions must be on our form or in a form satisfactory to us that includes all the information necessary for us to execute the requested transaction, and must be signed by the individual authorized to make the transaction. To be in “good order”, instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

With respect to the definition of “Written Notice,” the Companies have substituted the term “Good Order” for the phrase “in a form satisfactory to us.”

c.               Capitalized Terms: We note that the Prospectus includes many capitalized terms that are not defined. Please define such terms or change them to lower case font. In addition, please use capitalized terms consistently throughout the registration statement (e.g., “Written Notice” and “notice” and “Fund” and “fund”).

Response:  In response to the Staff’s comment, we have reviewed the Prospectus and made corrections where necessary so that capitalized terms are now being used consistently.  We also have included definitions of the following terms in the Definitions section of the Prospectus: Benefit Election Date, Excess Withdrawals, Maximum Annuity Date, Prohibited Allocation Instruction, Protected Lifetime Income Benefits, and Rider Issue Date. The Companies’ note that the defined term “Written Notice” is used to describe a notice or request submitted to the Company that is required to be in Good Order.  The Companies also note that the term “written notice” is also used in a generic sense in each Prospectus to describe a form of notice that the Company may send to Contract Owners.

7.              Comment:  Reservations of Rights: Please review the prospectus and in each case where the Registrant reserves the right to change, cancel or modify a benefit or contract term, please ensure that information concerning the circumstances under which the change would be made, who may approve it, and the time period and form of notice to Owners is disclosed. For example, (i) on page 20, please include appropriate information with respect to changes to the Contract relating to substitution, addition or deletion of Sub-Accounts; (ii) on page 26, with respect to suspensions or restrictions on transfer privileges; and (iii) on page 48, with respect to the registrant’s ability to discontinue the SecurePay® ME benefit. See Item 7(c) of Form N-4.

Response:  In response to the Staff’s comment, we have reviewed each instance of reservation of rights and made changes accordingly.

Prospectus

8.              Comment:  Owner Transaction Expenses Table: On page 5, please revise footnote 2 (SecurePay ME Fee) to the Table for brevity and plain English. Please make a conforming change to footnote 6 in the Optional Benefit Charges Table on page 6.

Response:  In response to the Staff’s comment, we have shortened footnote 2 regarding the SecurePay Medical Evaluation Fee, focusing on providing essential information regarding the fee in plain English and using cross-references to refer the reader to related information.  In addition, the Companies have made conforming changes to footnote 6 on page 6.

9.              Comment:  Periodic Fees and Charges Table: On page 5, the parenthetical in the Total Variable Account Annual Expenses Line item is confusing. Please revise the parenthetical as the fee reflects the Return of Purchase Payments Death Benefit. Instead, consider language such as “excluding optional benefit charges.” On page 6, in the Optional Benefit Charges Table, please revise footnote 2 to remove the discussion of the Return of Purchase Payments Death Benefit as it does not relate to the line item in the Fee Table. In addition, please include a brief description of the Maximum Anniversary Value Death Benefit in the footnote.

Response:  In response to the Staff’s comment, the Companies have revised the parenthetical following “Total Variable Account Annual Expenses” to read “(excluding optional benefit charges)” (page 5 of the National version and page 5 of the New York version).

In addition, we have deleted the first two sentences of footnote 2 in the Optional Benefit Charges table to eliminate the references to the Return of Purchase Payments Death Benefit (page 6 of both National version and New York version).  We have also added disclosure in footnote 2 that includes a brief description of the Maximum Anniversary Value Death Benefit.

10.       Comment:  Summary:

a.  Can I transfer amounts in the Contract? — On page 8, please briefly discuss transfers after the Annuity Date as the Contract offers a variable income payout option.

Response:  In response to the Staff’s comment, we have added disclosure under the section of each Prospectus titled “Can I transfer amounts in the Contract?” that addresses transfers after the Annuity date (page 9 of the National version and of the New York version).

b.  What is the Protective Income Manager Rider (patent pending)? — On page 10, the disclosure states that the “rider guarantees the right to make withdrawals each year even if your Contract Value is reduced to zero due to poor market performance.” Please revise the disclosure because the rider also guarantees the right to make withdrawals if the Contract Value is reduced to zero due to other circumstances. In addition, please consider discussing the concept that the Contract Value could also be reduced to zero because of longevity.

Response:  In response to the Staff’s comment, we have added language on page 10 of the National version to clarify that the rider “guarantees the right to make withdrawals (“Protective Income Manager Withdrawals”) each year even if your Contract Value is reduced to zero due to those Protective Income Manager Withdrawals, poor market performance, or both.”  We have made a similar revision of the language on page 54 of the Prospectus for the National version, as well as conforming changes to pages 10 and 50 of the New York version.  Because longevity could only reduce Contract Value by virtue of scheduled withdrawals, we have not included any additional discussion of the impact of longevity.

11.       Comment:  Asset Allocation Model Portfolios:

a.              Conflicts of Interest: Please disclose any conflicts of interest that may exist in the process of developing the Asset Allocation Model Portfolios.

Response: In response to the Staff’s comment, we have added the disclosure noted below under the section of the Prospectus titled “Asset Allocation Model Portfolios” (page 20 of the National version; page 18 of the New York version):

The selection of investment options in the Model Portfolios involves balancing a number of factors including, but not limited to, the investment objectives, policies and expenses of the Fund in each Model Portfolio, the overall historical performance and volatility of the Fund, marketability of individual Funds and Fund families, marketing support provided to Protective Life and the broker-dealers who sell the Contracts and administrative services and marketing support payments made by the Fund or its manager to Protective Life or Investment Distributors, Inc. (“IDI”).

b.              Modification, Suspension or Termination:  On page 18, in the fourth paragraph under the caption “Asset Allocation Model Portfolios,” please disclose what will happen to assets invested in the Model Portfolios upon modification, suspension or termination of the Model Portfolio investment option. For example, please disclose what will happen if certain Funds in a particular Model Portfolio are no longer offered (e.g., will the Fund’s assets be automatically reallocated and, if so, how?).

Response:  In response to the Staff’s comment, the Companies have added disclosure setting forth the types of factors that are taken into account when developing or modifying the Asset Allocation Model Portfolios (page 20 of the National version; page 18 of the New York version).

We note that the Prospectuses of the National version (page 20) and the New York version (page 18) prospectuses currently disclose that the Companies will not change existing Contract Value or Purchase Payment allocation or percentages in response to changes in the composition of a Model Portfolio, but that the owner may change the Contract Value or Purchase Payment allocations to reflect a revised or different Model Portfolio by submitting new allocation instructions.

12.       Comment:  Determination of Accumulation Unit Value/Valuation Period: On pages 23, 25, 30 and 32, the disclosure references a 3:00 p.m. Central Time cutoff for computing Valuation Periods for certain purposes (e.g., Purchase Payments, Transfers and prices for Investment Options). Given that there are circumstances under which the NYSE may close before 3:00 p.m. Central Time, please revise the disclosure, including the definition of Valuation Period, to account for such an early closing and clarify that in such circumstances transaction requests after such early closing will be processed at the next available price.

Response:   In response to the Staff’s comment, the Companies have revised the definition of “Valuation Period” (page 4 of the National version and of the New York version) to make clear that a Valuation Period may end earlier than 3:00 pm central time “if the New York Stock Exchange closes early on certain scheduled days (such as the Friday after Thanksgiving or Christmas Eve) or in case of an emergency.”  We have also added disclosure, where appropriate, to note that the portion of a Purchase Payment allocated to a Sub-Account will be allocated at the Accumulation Unit value next determined and removed the term Valuation Period from certain sections in order to avoid inconsistent use of the term in the Prospectus.

13.       Comment:  Transfers from the DCA Accounts: On page 28, the text under the referenced caption alternatively refers to DCA Account 1 and DCA Fixed Account 1 as well as DCA Account 2 and DCA Fixed Account 2. Please address this inconsistency. Also, other than time period, please describe any significant differences between the DCA Account 1 and 2, including any minimum transfer time periods. Please make a conforming change with respect to dollar cost averaging transfers from the Fixed Account.

Response:  In response to the Staff’s comment regarding the alternate references to DCA Account 1 and DCA Fixed Account 1 as well as DCA Account 2 and DCA Fixed Account 2, the Companies have revised the disclosure in each Prospectus (page 29 of the National version and page 28 of the New York version) to eliminate the inconsistency.

In response to the Staff’s comment regarding any significant differences between the DCA Accounts 1 and 2, we respectfully refer the Staff to the language in Transfers from the DCA Accounts (page 29 of the National version and page 28 of the New York version) where we state that the we may credit a higher annual interest rate to the balance held in the DCA Account 2 than the balance held in DCA Account 1.

In addition, we have added disclosure clarifying that there is no maximum transfer period for dollar cost average transfers from the Fixed Account (page 30 of the National version and page 28 of the New York version).

14.       Comment:  The Guaranteed Account: On page 31, in the third sentence of the first paragraph under the referenced caption, please delete “and have not been reviewed by the SEC.”  Please also consider including disclosure informing Owners where current interest rate information for the Guaranteed Accounts may be found.

Response:  The Companies have revised the disclosure under The Guaranteed Account (page 32 of the National version and page 31 of the New York version) in response to the Staff’s comment.

In addition, we have added disclosure informing Owners that the current interest rate for each account in the Guaranteed Account is available on our website (www.protective.com) or by calling toll-free 1-800-456-6330.

15.       Comment:  Payment of the Death Benefit: On page 33, the disclosure under the referenced caption indicates that the death benefit provisions apply to each Beneficiary individually.  Please clarify when the amount of the death benefit is determined. If it is determined when the first beneficiary provides proof of death, please clarify where the additional beneficiaries’ interest is kept until such beneficiaries come forward to present their claims (e.g., in the separate account) and whether it is subject to investment risk.

Response:  In response to the Staff’s comment, the Companies have revised the disclosure under the section of the Prospectus titled “Payment of the Death Benefit” (page 34 of the National version and page 33 of the New York version) to clarify that when a Contract has multiple beneficiaries, the value of each beneficiary’s portion of the claim is established as of the claim date.  We have also included disclosure advising that any undistributed portion of the death benefit will remain invested in accordance with the Owner’s allocation instructions and will therefore be subject to the investment performance of the underlying funds, and may increase or decrease in value.

16.       Comment:   Protected Lifetime Income Benefits:

a. SecurePay 5: On page 36, in the Rider Objective for SecurePay 5, the disclosure suggests that withdrawals are not designed to deplete Contract Value. This language is potentially confusing as withdrawals do in fact reduce Contract Value under the SecurePay 5 rider. Please revise the disclosure accordingly.

Response:  In response to the Staff’s comment, the Companies have revised the disclosure in the left column regarding the Rider Objective for SecurePay 5 (page 38 of the National version and page 36 of the New York version) to state that “[a]lthough withdrawals generally reduce Contract Value over time, they are not designed to deplete Contract Value by any specific attained age.”

b. Fee Line Item: On page 36, in the “Fee (for riders as currently offered)” line item, please revise the disclosure to specify the nature of the fee indicated by a percentage. The current presentation implies that the fees are the same for both riders, which is not accurate.

Response:  In response to the Staff’s Comment, the Companies have revised the disclosure (page 38 of the National version and page 37 of the New York version) in the “Fee (for rider as currently offered)” line item to the following:

Protective Income
	SecurePay 5	Manager (patent pending)
Fee (for rider as currently offered)	2.00% maximum, 1.20% current (as a percentage of the Benefit Base).

2.00% maximum, 1.20% current (as a percentage of the greater of: (1) the Contract Value on the fee calculation date; or (2) the Contract Value on the later of the Contract Issue Date or the most recent Reset Date).

In addition, the Companies have made a conforming change to footnote 6 in the Optional Benefit Charges table (page 6 of both the National version and New York version) to the disclosure regarding the Protective Income Manager Fee.

c. Investment Restrictions: On page 36, in the Table, please disclose, if accurate, that both riders impose investment restrictions and that these restrictions are the same for both riders.

Response:  In response to the Staff’s comment, the Companies have added a row entitled “Investment Restrictions” to the Table disclosing the primary distinctions between the SecurePay 5 rider and the Protective Income Manager rider (page 38 of the National version and page 36 of the New York version).  In the column for each rider we have included disclosure that in order to maintain either rider, the Owner must allocate Purchase Payments and Contract Value in accordance with specific Allocation Guidelines and Restrictions and that those Guidelines and Restrictions are the same for each rider, although they may differ in the future.

17.       Comment:  SecurePay Fee: On page 45, in the paragraph under the caption “SecurePay Fee,” the disclosure states that the SecurePay Fee is deducted from the Sub-Accounts of the Variable Account. Please describe in plain English how the aggregate fee is deducted from each Sub-Account. In addition, in the third paragraph, please consider indicating that the increase in the SecurePay fee will occur automatically as of the date stated in the Written Notice provided to Contract Owners. Please also clarify how Contract Owners can elect not to pay the increase in the SecurePay Fee. Please make a conforming change in the discussion of the Protective Income Manager Fee on pages 60-61.

Response:  In response to the Staff’s comment, the Company has added a discussion of how the aggregate fee is deducted from each Sub-Account.  The Company has also added disclosure (page 47 of the National version and page 46 of the NY version) explaining that the fee will increase automatically on a specified date and that the written notice of an increase in the SecurePay Fee will include an explanation of how a Contract Owner may accept or decline the increase.  Conforming changes have also been made in the discussion of the Protective Income Manager Fee (page 63 of the National version and page 58 of the New York version). We believe that the effect of electing not to accept a SecurePay fee increase is adequately addressed in the current disclosure.

18.       Comment:  SecurePay ME: On page 48, in the first full paragraph, the disclosure states that “[f]rom time to time, we will publish examples of conditions that would typically qualify for an increase in your AWA.” Please clarify where such information will be published.

Response:  In response to the Staff’s comment, the Companies have determined that, in light of rapidly changing developments in the treatment of various medical conditions, it would be impracticable, and perhaps misleading, to publish and update a list of specific medical conditions that would qualify for an increase in the AWA under the SecurePay ME benefit.  In that regard, we have removed the subject disclosure from the Prospectus (page 50 of the National version and page 48 of the New York version).

19.       Comment:   Increase in Protective Income Manager Fee: On page 56, under the referenced caption, please provide the time period and type of prior notice you will give to Contract Owners prior to increasing the Protective Income Manager Fee. On page 60, in the relevant section, please disclose the maximum Protective Income Manager fee (as a percentage on an annual basis).

Response:  In response to the Staff’s comment asking us to provide “the time period and type of prior notice you will give to Contract Owners prior to increasing the Protective Income Manager Fee”, we respectfully refer the Staff to the disclosure already in the Prospectuses stating that we will give “at least 30 days’ notice prior to the [Protective

Income Manager fee] increase”.  See the section of the Prospectus titled “Protective Income Manager Fee,” page 63 of the National version and page 58 of the New York version.  We have revised this disclosure on these pages to clarify that the notice will be written.  Because the discussion under the heading “Increase in Protective Income Manager Fee” is directed to the impact of an Owner’s decision to decline such an increase, we believe adding the same disclosure regarding notice would be redundant and might distract from the significance of the disclosure regarding the effect of declining the fee increase.

With regard to the second comment, we have added disclosure identifying the maximum Protective Income Manager fee to the section of the Prospectus titled “Protective Income Manager Fee” (page 63 of the National Version and page 58 of the NY Version).

20.       Comment:  Changes to Model Portfolios, Allocation Guidelines and Portfolio Rebalancing: In the discussion of modifications and changes to the Model Portfolios and Portfolio Rebalancing on pages 63-64, if appropriate, please disclose that these actions could impact Contract Owner’s returns.

Response:  In response to the Staff’s comment, we have added a note advising that changes to the Allocation Guidelines and Restrictions, to the frequency of portfolio rebalancing or to the composition of the Model Portfolios, when and if applied may affect the overall performance of the investment options in the Sub-account (page 67 of the National version and page 62 of the New York version).

Statement of Additional Information

21.       Comment:  Item 18: Please confirm that all information required by Item 18 of Form N-4 has been disclosed, in particular Item 18(e).

Response:  The Companies confirm that all information required by Item 18 of Form N-4 has been disclosed.

22.       Comment:  Unaffiliated Underwriters or Dealers: Please provide the disclosure required by Item 20(d) of Form N-4, if appropriate. We note that the Prospectus indicates that the Contract may be sold through unaffiliated dealers and distributors.

Response:   The Registrants have not made any of the types of payments that are required to be disclosed pursuant to Item 20(d) of Form N-4; accordingly, no disclosure is needed pursuant to Item 20(d).

Contract Rider Disclosure

23.       Comment:  RightTime Option: We note that Exhibit 99.4(g) relating to the Protective Income Manager makes reference to the RightTime option which is not disclosed in the registration statement. Please advise or revise the registration statement accordingly.

Response:  The Companies have deleted the reference to the RightTime option in response to the Staff’s comment and have resubmitted the revised exhibit (Exhibit 99.4(h)) with the Amendment to the Registration Statement for the National version. This comment is not applicable to the New York version.

*  *  *  *  *

We believe that the Amendment is complete and responds to all Staff comments and that the Registration Statement provides all information investors require for an informed decision as to whether to purchase a Contract.  We respectfully request that the Staff review these materials as soon as possible.  As noted above, requests for acceleration from the Company and from the principal underwriter accompany this Amendment and request acceleration of the effective date of the Amendment to July 20, 2015 or as soon as practicable thereafter.

The Company acknowledges that, should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective,

•                  it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the enclosed Amendment, please contact me at 205-268-3581, or our counsel Thomas E. Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy

Max Berueffy